Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera announces preliminary unaudited sales revenue for the first nine months of 2018 and increases revenue guidance

Leverkusen, Germany, 10.10.2018 – Biofrontera AG (NASDAQ ticker symbol: BFRA, ISIN: DE0006046113), an international biopharmaceutical company, today announced preliminary unaudited revenue for the first nine months of fiscal year 2018 and increases its revenue guidance.

The preliminary unaudited revenue of Biofrontera group for the period January to September 2018 were between EUR 14.5 and 14.7 million. This represents a revenue growth of approximately 98% compared to the previous year period, with pure product sales increasing by around 131%.

Preliminary unaudited product sales in the US are expected to be approximately EUR 10.2 million, compared to EUR 3.4 million in the same period in 2017 (+204%). 9-months product sales in Europe will be around EUR 4.2 million, compared to EUR 2.9 million in the same period last year.

Revenue in the third quarter will be around EUR 5.6 million, compared to EUR 2.3 million in the previous year. The strong revenue growth was driven by an increase in sales in the EU due to the approval of Ameluz® in combination with daylight photodynamic therapy (PDT) and exceptionally high sales in the US in September. The start of the PDT season in the US after the slower summer months combined with the anticipated 5.6% increase in the list price to US$ 285 on October 1st, led to more purchases by US customers. The month of September marks a global sales record for the company with more than 22,000 tubes of Ameluz® sold.

In view of the latest business development, Biofrontera AG has raised its revenue guidance for the current year from EUR 16 - 20 million to EUR 19 - 22 million. However, the forecast for the consolidated net income in 2018 remains unchanged. This is due to the continuing high legal costs from ongoing legal disputes, which compensate for the higher revenue contribution.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com